EXHIBIT (a)(1)(I)

FORM OF CONFIRMATION OF FINAL ELECTION

(POST-EXPIRATION DATE FOR OFFER PARTICIPANTS)

To:	[Employee’s Name]
From:	The Children’s Place Retail Stores, Inc.
Subject:	Final Election Confirmation

We are pleased to announce that we have completed our offer to amend certain of your outstanding options. Enclosed is a summary of your amended stock options, a Promise to Make Cash Payment, and an Amendment to Stock Option Certificate. The summary lists all of your amended options, the original and amended exercise prices, and the cash amount that will be paid to you in respect of the amended options. The cash amounts displayed are gross amounts and will have applicable taxes and deductions withheld.

Please note that the cash payment to be made to you for each option is based on the difference between the amended exercise price and the original exercise price, multiplied by the number of shares covered by such option, less applicable tax withholding. Your cash payment will be paid to you on the first payroll in January 2009. The remaining terms and conditions of your stock options will be unchanged.

We are in the process of updating our database and your personal account information to reflect the amendments and anticipate completing this process within several business days following the expiration date of the offer. Once we have completed updating our database, you will be able to exercise your amended options in accordance with their terms.

Please contact The Children’s Place Benefits Administrator at 1-866-244-8808 with any questions regarding this notice.